UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED
PURSUANT TO § 240.13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. ____)

CFSB Bancorp, Inc.
(Name of Issuer)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

12530C 107
(CUSIP Number)

Michael E. McFarland
President and Chief Executive Officer
15 Beach, MHC
15 Beach Street
Quincy, Massachusetts 02170
(617) 471-0750
(Name, Address, Telephone number of Person Authorized to Receive Notices and Communications)

January 12, 2022
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

(Continued on following pages)
Page 1 of 6 Pages

CUSIP NO. 12530C 107	13D	Page 2 of 6 Pages

1.	NAMES OF REPORTING PERSONS 15 Beach, MHC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
7.	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE VOTING POWER 3,586,903
8.	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED VOTING POWER -0-
9.	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE DISPOSITIVE POWER 3,586,903
10.	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED DISPOSITIVE POWER -0-
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,586,903
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 55.0%
14.	TYPE OF REPORTING PERSON HC

CUSIP NO. 12530C 107	13D	Page 3 of 6 Pages

Item 1.   Security and Issuer.

The title of the class of equity securities as to which this Schedule 13D (the “Schedule”) relates is common stock, $0.01 par value per share (the “Common Stock”).

The name of the issuer is CFSB Bancorp, Inc. (the “Issuer”).  The address of the principal executive office of the Issuer is 15 Beach Street, Quincy, Massachusetts 02170.

Item 2.   Identity and Background.

This Schedule is filed on behalf of 15 Beach, MHC (the “Reporting Person”), the federally chartered mutual holding company of the Issuer.  The Reporting Person’s principal business is the ownership of a majority of the Issuer’s outstanding shares of the Issuer’s Common Stock.  The business address of the Reporting Person is 15 Beach Street, Quincy, Massachusetts 02170.

Pursuant to General Instruction C of Schedule 13D, the following information is provided for each executive officer and director of the Reporting Person (the “Insiders”):

Name	Position(s) with Reporting Person	Occupation
Michael E. McFarland	President, Chief Executive Officer and Director	Banker
Susan Shea	Treasurer and Chief Operating Officer	Banker
Kemal A. Denizkurt	Vice President of Financial Markets	Banker
William R. Esselstyn	Vice President of Information Systems	Banker
Mary Kuropatkin	Vice President of Retail Banking	Banker
Angela M. Blanchard	Vice President-Retail Lending and CRA Officer	Banker
James M. O’Leary, Jr.	Chairman of the Board	President of group insurance provider
Paul N. Baharian	Director	Retired
Robert Guarnieri	Director	Retired
Edward J. Keohane	Director	Retired
Stephen D. Marini	Director and Secretary	Certified public accountant
Tracy L. Wilson	Director	Attorney

(d)	During the past five years, neither the Reporting Person nor any of the Insiders has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

CUSIP NO. 12530C 107	13D	Page 4 of 6 Pages

(e)
During the past five years, neither the Reporting Person nor any of the Insiders has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

(f)	All Insiders are U.S. citizens.

Item 3.   Source and Amount of Funds or Other Consideration.

On January 12, 2022, the Issuer issued 3,586,903 shares of its Common Stock to the Reporting Person in connection with the reorganization of Colonial Federal Savings Bank, Quincy, Massachusetts, into the mutual holding company form of organization.  The reorganization was effective January 12, 2022.  No cash consideration was paid by the Reporting Person.

Item 4.   Purpose of Transaction.

While the Reporting Person intends to exercise its rights as majority stockholder of the Issuer, neither the Reporting Person nor any of the Insiders currently has any plans or proposals which relate to or would result in:  (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s charter or bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized or quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

In the future, the Reporting Person and/or the Insiders may determine to purchase additional shares of the Issuer’s Common Stock (or other securities of the Issuer) and/or the Reporting Person and/or the Insiders may determine to sell shares of the Issuer’s Common Stock.  Any such determination will depend on a number of factors, including market prices, the Issuer’s prospects and alternative investments.

Item 5.   Interest in Securities of the Issuer.

a. As of January 12, 2022, the Reporting Person directly and beneficially owned 3,586,903 shares of the Issuer’s Common Stock, which represented 55.0% of the issued and outstanding shares of Issuer’s Common Stock on that date.

CUSIP NO. 12530C 107	13D	Page 5 of 6 Pages

b. The Reporting Person has the sole power to vote and the sole power to dispose of the shares of the Issuer’s Common Stock that it owns.

c. Other than the issuance of the shares of the Issuer’s Common Stock to the Reporting Person on January 12, 2022, the Reporting Person has not affected any transaction in the Issuer’s Common Stock within the past 60 days.

d. No person or entity other than the Reporting Person has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the shares of the Issuer’s Common Stock reported in this Schedule.

e. Not applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

As of the date of this Schedule, neither the Reporting Person nor any of the Insiders is a party to any contract, arrangement, understanding or relationship among themselves or with any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the Issuer’s Common Stock, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, the giving or withholding of proxies, or otherwise subject to a contingency the occurrence of which would give another person voting or investment power over the Issuer’s Common Stock.

Item 7.   Material to be Filed as Exhibits.

None.

[Signature page immediately follows]

CUSIP NO. 12530C 107	13D	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

15 BEACH, MHC

Date: January 12, 2022	By:	/s/ Michael E. McFarland
Michael E. McFarland
President and Chief Executive Officer